SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
        15(d) of the Securities Exchange Act of 1934.

                                   Commission file number: 0-
17469

                      CINEMA PLUS, L.P.
              (a Delaware Limited Partnership)
   (Exact name of registrant as specified in its charter)
                 1100 Avenue of the Americas
                  New York, New York 10036
                       (212) 512-1000

     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Units of Limited Partnership Interest
 (Title of all other classes of securities for which a duty
                             to
     file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a) (1) (i)   [x]             Rule 12h-
3(b) (1) (ii)  [  ]
          Rule 12g-4(a) (1) (ii)  [  ]            Rule 12h-
3(b) (2) (i)   [  ]
          Rule 12g-4(a) (2) (i)   [  ]            Rule 12h-
3(b) (2) (ii)  [  ]
          Rule 12g-4(a) (2) (ii)  [  ]            Rule 15d-6
[  ]
          Rule 12h-3(b) (1) (i)   [x]

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange
Act of 1934 Cinema Plus, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:September 30, 1997
                         ENTERTAINMENT FINANCE SERVICES,
INC.,
                         Administrative General Partner

                         By:/s/ Bradley J.
Wechsler
                         Title: President and Sole Director